June 25, 2020

VIA EDGAR

Bill Thompson
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     National CineMedia, Inc.
Form 10-K for Fiscal Year Ended December 26, 2019
Filed February 20, 2020
File No. 001-33296

Dear Bill Thompson:

National CineMedia, Inc. (“NCM Inc.” or the “Company”) refers to the Staff’s comment letter dated June 12, 2020, regarding the above referenced Annual Report on Form 10-K.

Set forth below are the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments are included in bold text below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 26, 2019

Item 8. Financial statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Basis of Presentation and Summary of Significant Accounting Policies
Concentration of Credit Risk and Significant Customers, page 57

1.	We note that trade accounts receivable at December 31, 2019 represents approximately
38% of revenue for the year, an increase from 34% of revenue at December 31, 2018.
Please tell us your standard payment terms and a comparative summary of the aging of accounts receivable at the end of each year.

Response:

The Company’s standard payment terms are net 30 days. However, the Company regularly collects on a longer cycle from the Company’s national customers, as the Company is usually only paid after an advertising agency collects payment from the underlying advertiser as is typical with media agencies. National revenue represented approximately 73% of the Company’s revenue for the year ended December 26, 2019.

Further, the Company’s revenue is seasonal in nature. The Company typically experiences the greatest demand for advertising during the winter holiday season due to strong movie slates in the Company’s fourth quarter. In 2019, 33.1% of the Company’s annual revenue was recognized in the fourth quarter and 17.6% was recognized in December, which were relatively consistent with historical patterns. As such, the Company’s trade accounts receivable balance is also seasonal and is historically largest at the end of the Company’s fiscal year.

The Company’s accounts receivable aging for the years ended December 26, 2019 and December 27, 2018 are as follows:

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Days Outstanding:	Total Trade Accounts Receivable Balance	Current	1-60 days	61-90 days	91-120 days	121-150 days	> 150 days
As of December 26, 2019
Accounts Receivable balance (in millions)	$ 176.0	$ 114.1	$ 21.1	$ 13.7	$ 5.4	$ 15.3	$ 6.4
Accounts Receivable balance (%)	100%	65%	12%	8%	3%	9%	3%
As of December 27, 2018
Accounts Receivable balance ($, in millions)	$ 154.0	$ 106.6	$ 20.9	$ 5.7	$ 5.6	$ 6.7	$ 8.5
Accounts Receivable balance (%)	100%	68%	14%	4%	4%	4%	6%

The Company’s trade accounts receivable increased $22.0 million, or 14.3%, from December 27, 2018 to December 26, 2019 due in part to an increase in the current aging grouping related to higher revenue in the fourth quarter of 2019, compared to the fourth quarter of 2018 (total revenue increased $9.8 million, or 7.2%, during the three months ended December 26, 2019 as compared to the three months ended December 27, 2018). Further, the aging groupings of 61-90 days and 121-150 days increased primarily due to timing of payments from a handful of the Company’s national customers. National customers represent large advertising agencies with strong reputations in the advertising industry and clients with stable financial positions and good credit ratings. They typically have larger average accounts receivable balances per customer and significantly lower historical and expected credit loss patterns compared to the Company’s local customers. The distribution of the aging groupings related to local customers remained relatively consistent year over year.

Exhibit 23.1, page 91

2.	Please revise to file a consent signed by your Independent Registered Certified Public
Accounting Firm. Please refer to Item 601(b)(23)(i) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and in response filed a Form 10-K/A on June 25, 2020 with a revised Exhibit 23.1 appropriately including the signature of our Independent Registered Certified Public Accounting Firm.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need. I may be reached at 303-792-8623.

Sincerely,

/s/ Thomas F. Lesinski

Thomas F. Lesinski
Chief Executive Officer

cc:    Mark Wise, Deloitte & Touche LLP
David Crandall, Hogan Lovells US LLP

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